May 15, 1998

Re:   Amendment of Dealer Agreement - Notice Pursuant to Section 16

Dear Securities Dealer:

This letter constitutes notice of amendment of the current Dealer Agreement (the "Agreement") between Franklin/Templeton Distributors, Inc. ("we" or "us") and you pursuant to Section 16 of the Agreement. The Agreement is hereby amended as follows:

         1. Defined terms in this amendment have the meanings as stated in the Agreement unless otherwise indicated.

         2.  Section 6 is modified to add a subsection 6(c), as follows:

                  (c) The following limitations apply with respect to shares of each Trust as described in Section 13 of this Agreement.

                 (1) Consistent with the NASD Conduct Rules, the total compensation to be paid to us and selected dealers and their affiliates, including you and your affiliates, in connection with the distribution of shares of a Trust will not exceed the underwriting compensation limitation prescribed by NASD Conduct Rule 2710. The total underwriting compensation to be paid to us and selected dealers and their affiliates, including you and your affiliates, may include: (i) at the time of purchase of shares a payment to you or another securities dealer of 1% of the dollar amount of the purchased shares by the Distributor; and (ii) a quarterly payment at an annual rate of .50% to you or another securities dealer based on the value of such remaining shares sold by you or such securities dealer, if after twelve (12) months from the date of purchase, the shares sold by you or such securities dealer remain outstanding.

                           (2)  The maximum compensation shall be no more
than as disclosed in the section "Payments to Dealers" of the prospectus of the applicable Trust.

Pursuant to Section 16 of the Agreement, your placement of an order or acceptance of payments of any kind after the effective date and receipt of notice of this amendment shall constitute your acceptance of this amendment.



FRANKLIN/TEMPLETON DISTRIBUTORS, INC.

By /s/GREG JOHNSON
         Greg Johnson, President

777 Mariners Island Blvd.
San Mateo, CA 94404

Attention: Chief Legal Officer (for legal notices only)
650/312-2000

100 Fountain Parkway
St. Petersburg, FL 33716
813/299-8712